Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

April 13, 2007
TSX - V Trading symbol: ASM
 U.S. OTC BB symbol: ASGMF
FSE: GV6

AVINO FURTHER EXPANDS THE SAN GONZALO ZONE

Avino Silver & Gold Mines Ltd. (the “Company”) is continuing to explore the large Avino property located 80 kilometres northeast of Durango, Mexico. The Company is pleased to announce results of diamond drill holes SG-07-05, SG-07-06, and SG-07-07 on the San Gonzalo gold, silver, lead, zinc deposit situated 2 kilometres north-east of its former producing (1976 - 2001) silver, copper, & gold mine.

The San Gonzalo structure strikes northwest/southeast and dips very steeply (85-90˚) towards the southwest.

Location, bearing dip etc. of holes on the San Gonzalo Zone are as follows. A map and section showing hole locations are posted on Avino’s website www.avino.com.

HOLE ID	BEARING	DIP	DEPTH m	EAST m	NORTH m	ELEV m
SG-07-01	42˚	-60˚	386.80	571712	2713997	2285
SG-07-02	30˚	-48˚	323.70	571712	2713997	2285
SG-07-03	66˚	-43˚	315.00	571712	2713997	2285
SG-07-04	45˚	-49˚	312.70	571647	2714067	2265
SG-07-05	51˚	-69˚	137.00	571647	2714067	2265
SG-07-06	47˚	-58˚	387.20	571647	2714067	2265
SG-07-07	36˚	-44˚	281.55	571574	2714129	2278
SG-07-08	35˚	-55˚	377.80	571574	2714129	2278

Note: Holes SG-07-05 and SG-07-06 were drilled from the same set-up as SG-07-04 (for results of SG-07-04, please see the March 26, 2007 news release). Hole SG-07-07 was drilled from a location 100 m northwest of Holes SG-07-04, 05, and 06. Hole SG-07-05 was abandoned at 137 m due to bad ground. It did not reach the San Gonzalo Vein.

Principal intersections in the three holes were:

Vein or Structure	From (metres)	To (metres)	Down Hole Lengths (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
SG-07-05
Santiago Vein	28.70	31.80	3.10	0.49	201	NS	NS
Includes	31.10	31.80	0.70	1.54	272	NS	NS

SG-07-06
Santiago Vein	24.80	28.30	3.50	0.40	226	NS	NS
Cross Vein	280.65	280.90	0.25	0.50	2,120	7.82	NS

San Gonzalo Vein	367.35	371.5	3.85	0.10	11	NS	NS

SG-07-07
San Gonzalo Vein	247.75	250.35	2.60	2.85	351	1.04	0.66

The program was carried out under the supervision of Chris J. Sampson, P. Eng., a qualified person under NI 43-101.

Sample lengths of the NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango, Mexico, for preparation into pulps and rejects. Pulps were analyzed at Inspectorate Labs in Sparks, Nevada.

Gold and silver were analyzed by fire assay using Aqua Regia Leach and AA finish. Other elements are reported from a 29 element I.C.P. package.

This report was prepared by Chris J. Sampson, P. Eng., a qualified person under NI 43-101.

Avino Silver & Gold Mines Ltd., founded in 1968, has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded with no debt.

On Behalf of the Board

“David Wolfin”
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.